SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                               (Amendment No. 6)*
                    Under the Securities Exchange Act of 1934

                           PHILIP SERVICES CORPORATION
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    718193105
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                                 (CUSIP Number)

                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       450 Park Avenue                               Lowenstein Sandler PC
       28th Floor                                    65 Livingston Avenue
       New York, New York  10022                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 15, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 718193105
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   1)   Names of Reporting Persons/I.R.S. Identification  Nos. of Above  Persons
        (entities only):

                                Stephen Feinberg
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   2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                      Not
             (b)                   Applicable
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   3)   SEC Use Only
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   4)   Source of Funds (See Instructions):   OO
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   5)   Check if  Disclosure of Legal Proceedings  is Required Pursuant to Items
        2(d) or 2(e):
                                 Not Applicable
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   6)   Citizenship or Place of Organization:    United States
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        Number of                       7) Sole Voting Power:         6,642,385*
                                           -------------------------------------
        Shares Beneficially             8) Shared Voting Power:                *
                                           -------------------------------------
        Owned by
        Each Reporting                  9) Sole Dispositive Power:    6,642,385*
                                           -------------------------------------
        Person With:                   10) Shared Dispositive Power            *
                                           -------------------------------------
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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 6,642,385*
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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):           [   ]
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   13)  Percent of Class Represented by Amount in Row (11):       22.1%*
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   14)  Type of Reporting Person (See Instructions):     IA, IN
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*    As of April 15, 2003,  Madeleine Corp.  ("Madeleine Corp."),  Madeleine LLC
     ("Madeleine  LLC"),   Cerberus  Partners,   L.P.   ("Cerberus"),   Cerberus
     International,   Ltd.  ("Cerberus  International"),   Styx  Partners,  L.P.
     ("Styx"),  Styx  International,  Ltd.  ("Styx  International"),   The  Long
     Horizons Fund, L.P. ("Long Horizons"), The Long Horizons Overseas Fund, Ltd. ("Horizons Overseas") and certain private investment funds (the "Funds") in the aggregate were the holders of and/or had the right to acquire 6,642,385 shares ("Shares") of common stock of Philip Services Corporation (the "Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Madeleine Corp., Madeleine LLC, Cerberus, Cerberus International, Styx, Styx International, Long Horizons, Horizons Overseas and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 6,642,385 Shares, or 22.1% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3. See Item 3 and Item 5 for further information.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D Amendment No. 6 relates is the common stock, par value $0.01 per share (the "Shares"), of Philip Services Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 5151 San Felipe, Suite 1600, Houston, Texas 77056.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) through one or more intermediate entities, as the investment manager for each of Madeleine Corp., a corporation organized under the laws of the State of Delaware ("Madeleine Corp."), Madeleine LLC, a limited liability company organized under the laws of the State of Delaware ("Madeleine LLC"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("Cerberus International"), Styx Partners, L.P., a Delaware limited partnership ("Styx"), Styx International, Ltd., a corporation organized under the laws of the Bahamas ("Styx International"), The Long Horizons Fund, L.P., a Delaware limited partnership ("Long Horizons"), The Long Horizons Overseas Fund, Ltd., a corporation organized under the laws of the Bahamas ("Horizons Overseas" and, together with Cerberus, Madeleine Corp., Madeleine LLC, Cerberus International, Styx, Styx International and Long Horizons, the "Feinberg Entities"), and certain other private investment funds (the "Funds"). The Feinberg Entities and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          On April 15, 2003, Madeleine Corp. and Madeleine LLC, in their capacity as Class 7 claimants in connection with the bankruptcy proceedings of the Company, received, in the aggregate, 78 Shares pursuant to a distribution order of the United States Bankruptcy Court.

          Further, as a result of additional pay-in-kind interest which had accreted on all 10% Secured Convertible PIK Debt due 2005 (the "PIK Notes") held by the Feinberg Entities and/or the Funds, as of April 15, 2003, the Feinberg

Entities and/or the Funds held or had the right to acquire in the aggregate 2,045,692 Shares upon conversion of all PIK Notes held by them.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Based upon the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, there were issued and outstanding 27,909,342 Shares as of April 11, 2003. Pursuant to a distribution order of the United States Bankruptcy Court, an additional 130,680 Shares were issued and outstanding as of April 15, 2003. As of April 15, 2003, Madeleine Corp., Madeleine LLC, Cerberus, Cerberus International, Styx, Styx International, Long Horizons, Horizons Overseas and the Funds in the aggregate were the holders of and/or had the right to acquire 6,642,385 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Madeleine Corp., Madeleine LLC, Cerberus, Cerberus International, Styx, Styx International, Long Horizons, Horizons Overseas and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 6,642,385 Shares, or 22.1% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

          During the sixty days prior to April 15, 2003, there were no transactions in Shares, or securities convertible into or exchangeable for Shares, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, except as described in this Schedule 13D Amendment No. 6.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       April 22, 2003


                                       /s/ Stephen Feinberg
                                       -----------------------------------------
                                       Stephen Feinberg, in  his capacity as the
                                       managing  member of  Cerberus Associates,
                                       L.L.C.,  the  general partner of Cerberus
                                       Partners, L.P.,   and as  the  investment
                                       manager  for  each  of  Madeleine  Corp.,
                                       Madeleine  LLC,  Cerberus  International,
                                       Ltd.,     Styx   Partners,   L.P.,   Styx
                                       International,  Ltd.,  The Long  Horizons
                                       Fund, L.P.,  The Long  Horizons  Overseas
                                       Fund, Ltd. and the Funds



Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).